Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	June 3, 2025

Seabridge Gold Begins Drilling Snip North Discovery

Aims to develop maiden Cu-Au resource and test porphyry targets

Toronto, Canada...Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that the 2025 drill program at our Iskut Project has commenced and focuses on delineating the copper-gold porphyry mineralization discovered in our 2024 program. The Iskut Project is in the Golden Triangle of northwest B.C. about 30 kilometers by air from our KSM gold-copper district.

This season's program will again employ three helicopter-portable drill rigs and aims to complete at least 8,000 meters of core drilling to advance the Snip North discovery to a maiden resource estimation.  This fully funded $13.4 million program will also evaluate other targets including a Cu-Au porphyry intrusive source for the anticipated maiden resource.

Seabridge Chairman and CEO Rudi Fronk commented: "Last year's discovery at Snip North has given us clear direction on where to focus to deliver new resources in this year's program. That's our first priority. We are also targeting the source intrusion for this prospective resource which we expect to be rooted in a district-scale structural trend, named the Bronson Trend, containing newly recognized additional porphyry targets. The systems at Iskut are similar in size to our nearby KSM deposits which have strike lengths in the thousands of meters and width/depth dimensions of many hundreds of meters. We are optimistic that this year's work will confirm our view of the potential for an entire porphyry district which we had in mind when we acquired the Iskut project in 2016."

Regional geophysical surveys and surface geology have confirmed the district scale Bronson Trend that connects the Quartz Rise, Bronson Slope and Snip North occurrences. Substantial high-level expressions of Cu-Au porphyry systems fall along this regional structural corridor. Our efforts over the last several years have refined the potential for discovery of multiple porphyry targets embedded in this structure.  Results from this year's Snip North program will be integrated into this understanding to guide our efforts to advance additional porphyry mineral systems at Iskut.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal assets, the KSM project, and its Iskut project located in British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the drilling that is planned to be completed in 2024 and its cost; (ii) the work to be performed providing the data to support the estimation of the anticipated maiden resource at Snip North; (iii) the potential for identifying the intrusive source of the copper-gold porphyries discovered at Snip North and this source being rooted in the Bronson Trend; and (iv) the potential for the Iskut Project to host multiple porphyry targets, or a porphyry district, along the Bronson Trend.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) the identified structural trend not being indicative of the presence of multiple porphyry deposits; and (iii) the availability and cost of necessary equipment, supplies and personnel for the work programs, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com